September 24, 2012

VIA EDGAR

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re:	Vonage Holdings Corp. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2011
Filed February 16, 2012
Form 8-K Filed August 1, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 1, 2012
File No. 001-32887

Ladies and Gentlemen:
On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your September 11, 2012 letter with respect to the above-captioned filings, together with the responses of the Company to each comment.
Form 10-K for the Fiscal Year Ended December 31, 2011
Litigation, page F-29
IP Matters, page F-30

1.
We note your statement in the last paragraph that given the uncertainty surrounding litigation and your inability to assess the likelihood of a favorable or unfavorable outcome in the above noted matters, it is possible that the resolution of one or more [emphasis added] of these matters could have a material adverse effect [emphasis added] on your consolidated financial position, cash flows or results of operations. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-2. In this regard, we note your accrued litigation expenses on page F-15.

The Company's accrued litigation expenses include accruals for actual settlements as well as any estimates to settle litigation when the loss or range of loss can be reasonably estimated. The accrued litigation expenses disclosed on page F-15 of our Form 10-K for the fiscal year ended December 31, 2011 relate to prior settlement amounts and not to any of the ongoing items described under IP Matters. In future filings, the Company will revise the caption to read “Litigation and settlements” in order to provide a clearer description.
In addition, with respect to the disclosures required by ASC 450-20-50-2, on page F-30 our Form 10-K disclosure included the following language intended to comply with those requirements:

“In accordance with generally accepted accounting principles, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss or range of loss can be reasonably estimated. These provisions, if any, are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case.”
In future filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, the Company will expand this disclosure to include specific language indicating the estimate of such loss, if material, or the Company's conclusion with respect to the Company's ability to estimate the amount of loss or range of loss. Subject to changes in facts and circumstances, in future filings, the disclosure would include language substantially similar to the following:
“Given the uncertainty surrounding litigation and our inability to assess the likelihood of a favorable or unfavorable outcome and our inability to reasonably estimate the amount of loss or range of loss, it is possible that the resolution of one or more of these matters could have a material adverse effect on our consolidated financial position, cash flows or results of operations.”
Form 8-K filed August 1, 2012
Exhibit 99.1
Table 3

2.
We note your use of the non-GAAP measure Pre-marketing Operating Income, which excludes, among other items, Marketing, Customer equipment and shipping, and Direct Cost of Goods Sold. It appears that such expenses are normal, recurring operating cash expenditure of the company. Your removal of these items from your results of operations creates a non-GAAP measure that is potentially misleading to readers. Please revise your non-GAAP measure accordingly. We refer you to Rule 100(b) of Regulation G and Item 10(e) of Regulation S-K.

As the Company has focused on growing both its revenue and customer base, it has chosen to invest significant amounts on its marketing activities to acquire and replace subscribers. Thus, the Company has used pre-marketing operating income as a metric to evaluate the profitability of the existing customer base, which management believed would be useful information to investors regarding the Company's financial condition and results of operations. However, in order to ensure that the Company does not disclose a non-GAAP measure that is potentially misleading to readers, the Company will no longer disclose pre-marketing operating income in future filings.
Form 10-Q for the quarterly period ended June 30, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25
Trends and Key Operating Data, page 26

3.
We note your average monthly customer churn increased from 2.4% in 2010 to 2.6% in 2011 and from 2.5% for the first six months of 2011 to 2.7% for the first six months of 2012. We also note during those same periods your operating revenues have declined. You note in your filing that average monthly customer churn remained the same for the three months ended June 30, 2012 and June 30, 2011, but you do not address the decline between the six month periods and prior years. In future filings, please provide a more detailed analysis of management's assessment of increasing churn in light of the changing focus of your business (domestic home phone replacement to the international long distance market and mobile applications).

In future filings, the Company will provide a more detailed analysis of management's assessment of trends in churn, including any material impact to churn from changes in business focus. The Company will do so by disclosing changes in average monthly customer churn for the current three month and year to date periods, as well as on a sequential basis, and will describe any material underlying causes of such trends. Subject to changes in facts and circumstances, in future filings, the Company's disclosure would include language substantially similar to the following:
“Average monthly customer churn.  Average monthly customer churn for a particular period is calculated by dividing the number of customers that terminated during that period by the simple average number of customers during the period, and dividing the result by the number of months in the period. The simple average number of customers during the period is the number of customers on the first day of the period, plus the number of customers on the last day of the period, divided by two. Terminations, as used in the calculation of churn statistics, do not include customers terminated during the period if termination occurred within the first 30 days after activation. Our average monthly customer churn remained the same year over year at 2.5% for the three months ended June 30, 2012 and 2011 and decreased sequentially from 2.8% for the three months ended March 31, 2012. The decline from March 31, 2012 is the result of improvements in overall customer satisfaction, as well as changes in retention processes and the early impact of service agreements, which were put in place in February of 2012. Our average monthly customer churn increased from 2.5% for the six months ended June 30, 2011 to 2.7% for the six months ended June 30, 2012. This increase was primarily due to higher early life churn as a result of no longer requiring a service agreement and higher churn rates of some ethnic calling segments that we targeted.
We monitor churn on a daily basis and use it as an indicator of the level of customer satisfaction. Other companies may calculate churn differently, and their churn data may not be directly comparable to ours. Customers who have been with us for a year or more tend to have a lower churn rate than customers who have not. In addition, our customers who are international callers tend to have a lower churn rate than customers who are domestic callers. Our churn will fluctuate over time due to economic conditions, competitive pressures, marketplace perception of our services, and our ability to provide high quality customer care and network quality and add future innovative products and services.”
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732-444-2767.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ Barry L. Rowan___
Barry L. Rowan
Chief Financial Officer

cc:	Mr. Marc P. Lefar
Kurt M. Rogers, Esq.